Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report
Collection Period Ended 30-Nov-2015
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	29			
Collection Period (from... to)	1-Nov-2015	30-Nov-2015		
Determination Date	11-Dec-2015			
Record Date	14-Dec-2015			
Distribution Date	15-Dec-2015			
Interest Period of the Class A-1 Notes (from... to)	16-Nov-2015	15-Dec-2015	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2015	15-Dec-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	275,500,000.00	104,338,343.84	89,480,875.23	14,857,468.61	53.929106	0.324794
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**219,338,343.84**	**204,480,875.23**	**14,857,468.61**		

Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45
Adjusted Pool Balance	999,950,218.09	244,337,099.29	229,479,630.68
Yield Supplement Overcollateralization Amount	38,846,335.94	8,911,588.67	8,292,488.51
Pool Balance	**1,038,796,554.03**	**253,248,687.96**	**237,772,119.19**

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.780000%	67,819.92	0.246170	14,925,288.53	54.175276
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$176,111.59**		**$15,033,580.20**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	15,331,290.25	(1) Total Servicing Fee	211,040.57
Interest Collections	587,287.82	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	248.75	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	39,263.25	(3) Interest Distributable Amount Class A Notes	176,111.59
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	564.39	(6) Regular Principal Distributable Amount	14,857,468.61
Available Collections	**15,958,654.46**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	714,033.69
Available Funds	**15,958,654.46**	**Total Distribution**	**15.958.654.46**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	211,040.57	211,040.57	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	176,111.59	176,111.59	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	67,819.92	67,819.92	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	176,111.59	176,111.59	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,857,468.61	14,857,468.61	0.00
Aggregate Principal Distributable Amount	14,857,468.61	14,857,468.61	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	82.20
minus Net Investment Earnings	82.20
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	82.20
Net Investment Earnings on the Collection Account	482.19
Investment Earnings for the Collection Period	564.39

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	253,248,687.96	17,421
Principal Collections	10,145,920.76	
Principal Collections attributable to Full Pay-offs	5,185,369.49	
Principal Purchase Amounts	0.00	
Principal Gross Losses	145,278.52	
Pool Balance end of Collection Period	237,772,119.19	16,866
Pool Factor	22.89%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.74%
Weighted Average Number of Remaining Payments	50.26	26.59
Weighted Average Seasoning (months)	12.41	38.30

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	235,458,370.25	16,745	99.03%
31-60 Days Delinquent	1,702,706.01	92	0.72%
61-90 Days Delinquent	488,246.28	23	0.21%
91-120 Days Delinquent	122,796.65	6	0.05%
Total	237,772,119.19	16,866	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	145,278.52	5	6,171,395.25	238
Principal Net Liquidation Proceeds	211.09		397,754.95	
Principal Recoveries	39,182.67		2,816,929.80	
Principal Net Loss / (Gain)	105,884.76		2,956,710.50	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.518%	
Prior Collection Period	(0.444%)	
Second Prior Collection Period	(0.154%)	
Third Prior Collection Period	0.280 %	
Four Month Average	0.050%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.285%
Average Net Loss / (Gain)		12,423.15

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.